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                                                      EXHIBIT 1
                                                   NEWS RELEASE


      AK Steel's Continuous Stainless Annealing & Pickling Line
                             Starts Up Early
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MIDDLETOWN, OH, May 28, 1999--AK Steel (NYSE: AKS) said today its stainless continuous annealing and pickling line at the company's new Rockport Works has begun operations a month ahead of schedule. The unit, which is designed primarily to process 300 Series (chrome-nickel austenitic) stainless steel, delivered its first coil May 21.

   "Most significant to the early start-up," said Richard M. Wardrop, Jr., chairman and chief executive officer of AK Steel, "is that beginning with the very first coil, the steel has been processed with prime quality properties and is being shipped to customers following cold rolling. AK Steel has again delivered results better than expectations."

   With the successful early start-up of the stainless continuous annealing and pickling line, only a single unit under construction remains to successfully complete the company's state-of-the-art finishing complex. Plans for Rockport Works were announced in November of 1996 and construction began in February of 1997.

   A hot-dip galvanizing and galvannealing line was the first unit to operate, with a start-up in June of 1998, three months ahead of schedule. The continuous carbon/stainless cold mill began operation in September of 1998, also three months ahead of schedule. Hydrogen annealing facilities began operations in 1998 about four months early while a temper mill began operations in January of 1999, two months ahead of schedule.

   The Rockport Works continuous stainless annealing and pickling line is one of the largest in the world. It incorporates a furnace for annealing (softening), mechanical and chemical processes for pickling (cleaning) and a skin-pass mill and tension leveler for controlling shape. The mill can process flat-rolled steel up to 60-inches wide and can deliver coils weighing 60 tons each. The final operating unit under construction at Rockport Works is another pickling line, which will primarily process carbon steels. That line is scheduled to begin operations in August of this year.

   When fully operational, Rockport Works will allow AK Steel to shift most of its production to value-added cold-rolled and coated products. The company expects its value-added cold-rolled, coated and stainless products to represent more than 90% of total shipments by the end of the year 2000. By comparison, value-added products accounted for 68% of AK Steel's total 1998 shipments.

   AK Steel produces low-carbon and stainless flat-rolled steel for automotive, appliance, construction and other industries. The company employs about 5,800 people in plants and offices in Middletown, Ashland, Kentucky and Rockport, Indiana.

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[FN]
This news release includes "forward-looking statements" within the meaning of Section 21E of the Securities and Exchange Act of 1934. In particular, all statements herein with respect to Rockport Works, including without limitation those with respect to the scheduled start-up of its major components, its production capabilities and targeted performance levels and its anticipated impact on the company's product mix are forward-looking statements. Although management believes that the expectations reflected in such forward-looking statements are reasonable, there is no assurance that those expectations will prove to have been correct. Important factors that could cause actual results to differ from management's expectations include unanticipated technical delays in the construction process and in the installation of critical components and unexpected problems in initiating operations, realizing targeted operating speeds and achieving desired product specifications and consistency.